Exhibit 99.2

In the District Court	Liquidation File 22665-07-13
Tel Aviv-Jaffa

On the matter of:	The Companies Law 5759-1999
The Companies Regulations (Application for a
Compromise or Arrangement) 5762-2002

And on the matter of:	Yoav, Kfir, CPA
Receiver and Special Manager for Alvarion Ltd.
Public Co. 51-172231-6 (In Receivership and
Liquidation) (Hereinafter: “Alvarion”)
Of Givat Yeshayahu 26, D.N. Emek Ha’ela
Tel: (02) 995-5666 Fax: (02) 995-5777

Consent / Objection of Creditor / Shareholder
to the Offer to Buy the Public Shell

I, the Undersigned _________________________ I.D. _________________ on behalf of the creditor _____________________________ I.D. / Private Co. __________________ (hereinafter: “the Creditor”) do hereby request that the Chairman of the Meeting record my position on the offer to buy the public shell, which the Special Manager submitted to the Court on July 21, 2015 in reference to the Companies (hereinafter: “the Offer”) as follows:

[ ]	I have submitted a debt claim in the amount of ____________________NIS.
	I am a creditor:	[ ] unsecured [ ] secured [ ] preferential [ ] employee

[ ]	I am a shareholder of_______________________ holding ________ shares.
[ ]	I am the authorized representative / empowered attorney of the creditor and I am permitted and authorized to provide the position of the creditor in a manner that will obligate the creditor for all intents and purposes. A copy of the Power of Attorney / Company Minutes is enclosed here with the voting form.
[ ]	I am FOR the proposed Composition with Creditors as provided to me.
[ ]	I am AGAINST the proposed Composition with Creditors as provided to me.
[ ]	I agree to any amendment of the proposed plan with which the majority of creditors / shareholders in my tier agrees.
[ ]	I object to any amendment of the proposed plan even if it may be beneficial to creditors.

Date	Signature

Confirmation of Signature

I, the undersigned do hereby confirm that on the date _______________________ Mr. / Ms. ____________________________ bearer of I.D. No. ____________________ / who is known to me personally, appeared before me and signed this document in my presence.

Date	, Attorney

In the District Court	Liquidation File 22665-07-13
Tel Aviv-Jaffa

On the matter of:	The Companies Law 5759-1999
The Companies Regulations (Application for a
Compromise or Arrangement) 5762-2002

And on the matter of:	Yoav, Kfir, CPA
Receiver and Special Manager for Alvarion Ltd.
Public Co. 51-172231-6 (In Receivership and
Liquidation) (Hereinafter: “Alvarion”)
Of Givat Yeshayahu 26, D.N. Emek Ha’ela
Tel: (02) 995-5666 Fax: (02) 995-5777

Power of Attorney

I, the undersigned …………………………………… I.D. ………………………………… on behalf of the creditor ………………………………………………………… do hereby appoint ………………………………………… as my attorney to vote at the creditors’ meeting / shareholders’ meeting that will be held on August 2, 2015 or at any meeting that is postponed in order to vote.

[ ]	For	[ ]	Against	the proposed Creditors' settlement

[ ]	At his discretion, as he will deem it fit under the circumstances and in light of the information provided to him and that will be provided to him at the creditors’ meeting.

Signature	Date

Confirmation of Signature

I, the undersigned do hereby confirm that Mr. / Ms. ……………………………………………….. bearer of I.D. …………………………………………... / who is known to me personally has signed this Power of Attorney in my presence.

, Attorney	Date